Exhibit 99.2

Confidential

Algonquin Power & Utilities Corp. Announces a $33 Million

Investment by Emera

OAKVILLE, Ontario – December 2, 2014 – Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN), today announced that in connection with the previously announced acquisition of Park Water Company (“Park Water”), Emera Inc. (“Emera”) has agreed to subscribe to a private placement of subscription receipts convertible into 3,316,583 APUC common shares, subject to regulatory approval, for total proceeds of approximately $33 million. Proceeds of the subscription receipts will be used to partially fund the acquisition of Park Water.

Park Water owns and operates three regulated water utilities engaged in the production, treatment, storage, distribution, and sale of water in Southern California and Western Montana. The three utilities collectively serve approximately 74,000 customer connections and have more than 1,000 miles of distribution mains. Total consideration for the utility purchase is expected to be approximately U.S. $327 million, which includes the assumption of approximately U.S. $77 million of existing long-term utility debt. The acquisition of Park Water was previously announced on September 19, 2014.

“We are pleased that we are able to continue the expansion of our utility distribution business with the acquisition of Park Water,” commented Ian Robertson, Chief Executive Officer of APUC. “The $33 million subscription receipts issued to Emera allows us to efficiently issue additional equity which together with our public equity offering of $100 million will crystalize the accretive value from this acquisition.”

This news release does not constitute an offer to sell or the solicitation of any offer to buy, nor will there be any sale of these securities, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. is a $3.6 billion North American diversified generation, transmission and distribution utility. The distribution business group operates in the United States and provides rate regulated water, electricity and natural gas utility services to over 488,000 customers. The non-regulated generation business group owns or has interests in a portfolio of North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,150 MW of installed capacity. The transmission business group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. Algonquin Power & Utilities Corp. delivers continuing growth through an expanding pipeline of $2.8 billion of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A and AQN.PR.D. Visit Algonquin Power & Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

For further information:

Kelly Castledine

Algonquin Power & Utilities Corp.

2845 Bristol Circle, Oakville, Ontario, L6H 7H7

Confidential

Telephone: (905) 465-4500

Website: www.AlgonquinPowerandUtilities.com

Twitter @AQN_Utilities

Caution Regarding Forward-Looking Information and non-GAAP Financial Measures

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report, quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.